



Cue Energy Resources Limited

A.B.N. 45 066 383 971



25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

24 June 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Jeruk -2 ST 4 Drilling Report

At 6 am on Friday 24 June, Jeruk-2 ST4 operations were, performing minor rig repairs at 4907 metres (measured depth) before directionally drilling ahead 12 $^{1}/_{4}$" inch hole to the top of the carbonate.

Planned total depth of the sidetrack is 5570 metres measured depth.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any written queries regarding the announcement should be directed to the Company on (03) 9629 7318 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

24 June 2005